Dean Witter Spectrum Series
Monthly Report
January 1999

Dear Limited Partner:

The Net Asset Value per Unit for each of the four Dean Witter Spectrum Funds as of January 31, 1999 was as follows:

Funds                    N.A.V.                    % change for month
Spectrum Global Balanced $15.99                           -0.08%
Spectrum Select          $23.11                           -2.88%
Spectrum Strategic       $11.14                           -3.55%
Spectrum Technical       $15.32                           -4.98%

In Spectrum Global Balanced, a balanced portfolio of stocks, bonds and managed futures, relatively flat performance was recorded during the month primarily due to gains from long positions in global stock index futures, namely the S&P 500 and German DAX Index. Towards month-end, domestic equity prices were lifted higher on economic data indicating a healthy U.S. economy and German stock markets rose on Wall Street's gains. In global interest rate futures, long European bond futures positions produced profits as prices rose due to a "flight-to-quality" on mid-month anxiety related to Brazil's economic crisis. A portion of the Fund's overall gains was offset by losses in currencies from long Mexican peso positions as the value of the peso moved sharply lower versus the U.S. dollar early in the month on the news of the deepening of Brazil's financial crisis.
Additional losses were recorded in soft commodities from long sugar futures positions as prices fell on concerns regarding the effect that Brazil's turmoil would have on supply and demand. In agricultural futures, short hog and cattle futures positions also experienced losses as prices in these markets moved sharply higher on concerns that winter storms would hurt supplies, an increase in demand and plans for government aid programs to help struggling farmers. Gains from short soybean oil futures positions helped mitigate a portion of the losses in livestock futures as soybean prices slipped to 11-year lows on good growing weather in South America and speculation that Brazil would increase exports. Smaller losses were experienced in metals from long nickel futures positions as nickel prices fell on renewed concerns about Asia and in energies from short crude oil futures positions as oil prices reached seven-week highs during the first week of January due to cold weather across the U.S., a large drawdown in U.S. crude stocks and continuing tensions between Iraq and the U.N.

In Spectrum Select, a Fund managed by three trading advisors who employ long-term technical trend-following trading systems, losses were recorded primarily in the currency markets from long Mexican peso positions as the value of the peso moved sharply lower relative to the U.S. dollar on Brazil's economic troubles. Long Japanese yen positions also proved unfavorable after intervention by the Bank of Japan boosted the U.S. dollar against the yen and helped ease concerns about the impact of a strong yen on Japanese exports. In interest rate futures, additional losses resulted from short positions in Japanese bond futures amid a "flight-to-quality" sell-off in global stock prices during mid-month. Long positions in European stock index futures also resulted in additional losses as Brazil's economic travails hit stock markets in Europe during mid-month. Smaller losses were recorded in energies from short futures positions in crude oil and its refined products, heating oil and unleaded gas. Oil prices reached seven-week highs during the first week of January due to cold weather across the U.S., a large drawdown in U.S. crude stocks and continuing tensions between Iraq and the U.N. In soft commodities, smaller losses were experienced from long coffee and sugar futures positions as prices in these markets fell on concerns regarding the impact that Brazil's turmoil would have on supply and demand. A portion of the Fund's overall losses was offset by gains in agricultural futures from short futures positions in soybean and soybean products. Soybean prices moved lower on reports of record plantings in the U.S., as well as on good growing weather in South America and speculation that Brazil will increase soybean exports to aid its ailing economy. Smaller gains were recorded in metals from short copper and aluminum futures positions reflecting concerns about the worldwide economic slowdown and increased supplies.

In Spectrum Strategic, a Fund managed by three trading advisors who employ fundamental trading methodologies, losses were recorded primarily in interest rate futures from short U.S. bond futures as prices increased due to a "flight-to-quality" in reaction to Brazil's economic crisis. Profits from long positions in European stock index futures amid comforting month-end economic reform moves in Asia and Brazil helped mitigate a portion of the losses in this market sector. Additional losses were recorded in currencies from long Japanese yen positions after intervention by the Bank of Japan boosted the U.S. dollar against the yen and helped ease concerns about the impact of a strong yen on Japanese exports. In soft commodities, long cocoa futures positions experienced losses as prices sank on Friday, January 22 reaching the lowest price since March 1997 as the market seemed to ignore the mildly bullish report of increased U.S. consumption in the fourth quarter.
Smaller losses in metals resulted from long gold futures positions as precious metals prices sank as the U.S. dollar's sharp rebound from a 28-month low against the yen during mid-month spurred a wave of profit taking. A portion of the Fund's overall losses was offset by gains in the energy markets from long crude oil futures positions. Oil prices reached seven-week highs during the first week in January due to cold weather across the U.S., a large drawdown in U.S. crude stocks and continuing tensions between Iraq and the U.N. Additional gains were recorded in agricultural futures from short soybean futures positions as prices slipped to 11-year lows due to good growing conditions in South America and speculation that Brazil will increase soybean exports to aid its ailing economy.

In Spectrum Technical, a Fund managed by three trading advisors who employ long-term technical trend-following trading systems, losses were recorded primarily in the currency markets from long Japanese yen positions as the value of the yen, despite reaching a 27-month high in early January, reversed sharply lower after the Bank of Japan intervened in an effort to keep Japanese exports affordable. The yen continued to move lower versus the dollar during the latter half of the month on concerns regarding the Brazilian economy, the possibility of a devaluation of the Chinese yuan and strong economic data out of the United States. Short British pound positions produced additional losses as the value of the U.S. dollar weakened versus the pound on concerns regarding Brazil's deepening financial crisis. Losses were also experienced in global stock index futures from short Nikkei Index futures positions as Japanese equity prices increased on news and talks of mergers and tie-ups within the Japanese banking sector. Short positions in Japanese and Australian interest rate futures produced additional losses as prices increased amid a sell-off in global prices during mid-month and a "flight-to-quality" due to renewed financial-market turmoil in Brazil. Profits from long positions in German government bond futures, considered a "safe haven" amid Brazil's economic crisis, helped mitigate a portion of the losses in the the Japanese and Australian interest rate markets. In livestock futures, losses were experienced from short hog and cattle futures positions as prices in both markets moved sharply higher due to the effects of winter storms on supplies, an increase in demand and plans for government aid programs to help aid struggling farmers. Gains from short futures positions in soybean and soybean products helped to offset a portion of the losses in livestock as soybean prices slipped to 11-year lows on good growing weather in South America and speculation that Brazil would increase exports. In soft commodities, losses resulted from long coffee and sugar futures positions as prices dropped on fears spurred by the collapse of the Brazilian real.
A portion of the Fund's overall losses was offset by gains in metals from short copper and aluminum futures positions as prices declined on a large rise in copper warehouse stocks and an aluminum supply surplus.

Effective as of the close of business on December 31, 1998, several changes in the officer and director positions of Demeter Management Corporation ("Demeter") were made in light of recent personnel changes within our firm, Morgan Stanley Dean Witter ("MSDW"). Mr. Richard DeMartini has new international responsibilities within MSDW and has resigned as Chairman and Director of Demeter. Mr. Mark Hawley, previously President of Demeter, was elected as Chairman and Mr. Robert Murray was elected as President. In addition, Mr. Lawrence Volpe resigned as a Director to Demeter and Mr. Lewis Raibley was elected to Demeter's Board of Directors.

Should you have any questions concerning this report, please feel free to contact Demeter Management Corporation at Two World Trade Center, 62nd Floor New York , NY 10048, or your Morgan Stanley Dean Witter Financial Advisor.

I hereby affirm, that to the best of my knowledge and belief, the information contained in this report is accurate and complete. Past performance is not a guarantee of future results.

Sincerely,

Robert E. Murray
President
Demeter Management Corporation
General Partner

Historical Fund Performance

Presented below is the percentage change in Net Asset Value per Unit from the start of each calendar year the Fund has traded.  Also provided is the inception-to-date return and the annualized return since inception for the
Fund.  PAST PERFORMANCE IS NOT NECESSARILY INDICATIVE OF FUTURE RESULTS.
Funds                         Year                Return
Spectrum Global Balanced
                         1994 (2 months)                -1.7%
                         1995                22.8%
                         1996                 -3.6%
                         1997                18.2%
                         1998 16.4%
                         1999 (1 month)            -0.1%
                    Inception-to-Date Return:          59.9%
                    Annualized Return:                           11.7%

___________________________________________________________________________
__________

Spectrum Select

                         1991 (5 months)                31.2%
                         1992 -14.4%
                         1993  41.6%
                         1994   -5.1%
                         1995  23.6%
                         1996    5.3%
                         1997    6.2%
                         1998                       14.2%
                         1999 (1 month)                                   -
2.9%
                    Inception-to-Date Return:               131.1%
                    Annualized Return               11.8%
___________________________________________________________________________
__________

Spectrum Strategic

                         1994 (2 months)                 0.1%
                         1995                10.5%
                         1996                 -3.5%
                         1997                  0.4%
                         1998                       7.8%
                         1999 (1 month)            -3.5%
                    Inception-to-Date Return:                11.4%
                    Annualized Return:               2.6%
___________________________________________________________________________
__________

Spectrum Technical
                         1994 (2 months)                -2.2%
                         1995                17.6%
                         1996                18.3%
                         1997                  7.5%
                         1998                      10.2%
                         1999 (1 month)                                  -
5.0%
                    Inception-to-Date Return:                53.2%
                    Annualized Return:             10.6%
___________________________________________________________________________
__________

Dean Witter Spectrum Series
Statements of Operations
For the Month Ended January 31, 1999
(Unaudited)
                                                      Dean Witter Spectrum
Global Balanced         Dean Witter Spectrum Select
                                        Percent of
Percent of
                                        January 1, 1999
January 1, 1999
                                 Amount Net Asset Value          Amount
Net Asset Value
                                     $        %                $            %
REVENUES
Trading Profit (Loss):
  Realized                       (175,148)           (0.38)         (2,174,859)
(1.09)
  Net change in unrealized        193,707             0.42          (2,463,009)
(1.23)

  Total Trading Results            18,559             0.04          (4,637,868)
(2.32)
Interest Income (DWR)             170,198             0.37
583,723                           0.29
  Total Revenues                  188,757             0.41
(4,054,145)                      (2.03)

EXPENSES
Brokerage fees (DWR)              176,002             0.38           1,208,833
0.60
Management fees                    47,827             0.11
500,207                           0.25
  Total Expenses                  223,829             0.49
1,709,040                         0.85
NET LOSS                          (35,072)           (0.08)
(5,763,185)                      (2.88)

Dean Witter Spectrum Series
Statements of Changes in Net Asset Value
For the Month Ended January 31, 1999
(Unaudited)
                        Dean Witter Spectrum Global Balanced              Dean
Witter Spectrum Select   .
                       Units          Amount    Per Unit         Units
Amount      Per Unit
                                           $          $
$          $
Net Asset Value,
 January 1, 1999       2,869,073.505  45,913,872    16.00     8,407,766.751
200,082,516   23.80
Net Loss                      -          (35,072)   (0.01)          -
(5,763,185)  (0.69)
Redemptions              (12,308.742)   (196,817)   15.99       (52,743.108)
(1,218,893)  23.11
Subscriptions             68,537.807   1,095,920    15.99       158,558.688
3,664,291   23.11
Net Asset Value,
  January 31, 1999     2,925,302.570  46,777,903   15.99       8,513,582.331
196,764,729  23.11


The accompanying notes are an integral part of these financial statements.

Dean Witter Spectrum Series
Statements of Operations
For the Month Ended Jauary 31, 1999
(Unaudited)
                                                             Dean Witter
Spectrum Strategic     Dean Witter Spectrum Technical.
                                        Percent of
Percent of
                                        January 1, 1999
January 1, 1999
                                 Amount Net Asset Value          Amount
Net Asset Value
                                   $          %                $            %
REVENUES
Trading Profit (Loss):
  Realized                      1,771,163              2.52         (9,042,259)
(3.54)
  Net change in unrealized     (3,819,980)            (5.42)
(2,001,089)                      (0.78)

  Total Trading Results        (2,048,817)            (2.90)
(11,043,348)                     (4.32)
Interest Income (DWR)             204,313              0.29
720,149                           0.28
  Total Revenues               (1,844,504)            (2.61)
(10,323,199)                     (4.04)

EXPENSES
Brokerage fees (DWR)              425,465      0.61             1,541,238
0.61
Management fees                   229,261      0.33               850,338
0.33
  Total Expenses                  654,726      0.94             2,391,576
0.94

NET LOSS                       (2,499,230)    (3.55)          (12,714,775)
(4.98)

Dean Witter Spectrum Series
Statements of Changes in Net Asset Value
For the Month Ended January 31, 1999
(Unaudited)
                          Dean Witter Spectrum Strategic            Dean Witter
Spectrum Technical
                       Units          Amount    Per Unit         Units
Amount      Per Unit
                                           $          $
$          $
Net Asset Value,
 January 1, 1999       6,096,199.701  70,421,775    11.55    15,824,199.968
255,101,434   16.12
Net Loss                      -       (2,499,230)   (0.41)          -
(12,714,775)  (0.80)
Redemptions              (37,567.107)   (418,498)   11.14       (87,751.806)
(1,344,358)  15.32
Subscriptions             89,451.208     996,486    11.14       412,053.888
6,312,666   15.32

Net Asset Value,
  January 31, 1999     6,148,083.802  68,500,533   11.14     16,148,502.050
247,354,967  15.32

The accompanying notes are an integral part of these financial statements.

Dean Witter Spectrum Series
Notes to Financial Statements
(Unaudited)

1.  Summary of Significant Accounting Policies

Organization - Dean Witter Spectrum Global Balanced L.P. (formally known as Dean Witter Spectrum Balanced L.P.)("Spectrum Balanced"), Dean Witter Spectrum Select L.P. (formally known as Dean Witter Select Futures Fund L.P.) ("Spectrum Select"), Dean Witter Spectrum Strategic L.P. ("Spectrum Strategic") and Dean Witter Spectrum Technical L.P. ("Spectrum Technical") (individually, a "Partnership", or collectively, the "Partnerships") are limited partnerships organized to engage in the speculative trading of futures and forward contracts, options on futures contracts and on physical commodities, and other futures interests, including foreign currencies, financial instruments, precious and industrial metals, energy products, and agriculturals (collectively, "futures interests"). The general partner for each Partnership is Demeter Management Corporation ("Demeter"). The non-clearing commodity broker is Dean Witter Reynolds, Inc. ("DWR") an affiliate of Demeter. The clearing commodity broker is Carr Futures Inc. ("Carr"), providing clearing and execution services. Both Demeter and DWR are wholly-owned subsidiaries of Morgan Stanley Dean Witter & Co. ("MSDW").

Demeter is required to maintain a 1% minimum interest in the equity of each Partnership and income (losses) are shared by the General and Limited Partners based upon their proportional ownership interests.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition - Futures interests are open commitments until settlement date. They are valued at market and the resulting unrealized gains and losses are reflected in income. Monthly, DWR pays each Partnership interest income based upon 80% of its average daily "Net Assets" (as defined in the limited partnership agreements), for the month in the case of Spectrum Select, Spectrum Strategic and Spectrum Technical and 100% in the case of Spectrum Balanced. The interest rate is equal to a prevailing rate on U.S. Treasury Bills. For purposes of such interest payments, Net Assets do not include monies due to the Partnership on forward contracts and other futures interests, but not actually received.

Net Income (Loss) per Unit - Net income (loss) per Unit is computed using the weighted average number of units outstanding during the period.

Brokerage Fees and Related Transaction Fees and Costs -
Brokerage fees for Spectrum Balanced are accrued at a monthly rate of 1/12 of 4.60% of the Net Assets as of the first day of each month.

Brokerage fees for Spectrum Select, Spectrum Strategic and
Spectrum Technical are accrued at a monthly rate of 1/12 of 7.25% of the Net Assets as of the first day of each month.

Dean Witter Spectrum Series
Notes to Financial Statements -
(Continued)



Such fees will cover all brokerage fees, transaction fees and costs and ordinary administrative and continuing offering expenses.

Operating Expenses - Spectrum Balanced, Spectrum Strategic and Spectrum Technical, incur monthly management fees and may incur incentive fees. All common administrative and continuing offering expenses including legal, auditing, accounting, filing fees and other related expenses are borne by DWR through the brokerage fees paid by each Partnership.

Spectrum Select bears all operating expenses related to its trading activities, to a maximum of 1/4 of 1% annually of the Partnership's average month end Net Assets. In addition, the Partnership incurs a monthly management fee and may incur an incentive fee. Demeter bears all other operating expenses. All common administrative and continuing offering expenses are be borne by DWR through the brokerage fees.

Income Taxes - No provision for income taxes has been made in the accompanying financial statements, as partners are individually responsible for reporting income or loss based upon their respective share of each Partnership's revenues and expenses for income tax purposes.

Distributions - Distributions, other than on redemptions of Units, are made on a pro-rata basis at the sole discretion of Demeter. No distributions have been made to date.

Continuing Offering - Units of each Partnership are offered at a price equal to 100% of the Net Asset Value per Unit as of the opening of business on the first day of the month. No selling commissions or charges related to the continuing offering of Units will be paid by the Limited Partners or the Partnership. DWR will pay all such costs.

Redemptions - Limited Partners may redeem some or all of their Units at 100% of the Net Asset Value Per Unit as of the end of the last day that is six months after the closing at which a person becomes a Limited Partner, upon five business days advance notice by redemption form to Demeter. Thereafter, Units redeemed on or prior to the last day of the twelfth month after such Units were purchased will be subject to a redemption charge equal to 2% of the Net Asset Value of a Unit on the date of such redemption. Units redeemed after the last day of the twelfth month and on or prior to the last day of the twenty-fourth month after which such Units were purchased will be subject to a redemption charge equal to 1% of the Net Asset Value of a Unit on the date of such redemption. Units redeemed after the last day of the twenty-fourth month after which such Units were purchased will not be subject to a redemption charge. The foregoing redemptions charges will be paid to DWR. Redemptions must be made in whole Units, in a minimum amount of 50 Units, unless a Limited Partner is redeeming his entire interest in a Partnership.

Dean Witter Spectrum Series
Notes to Financial Statements
(Continued)





Exchanges - On the last day of the first month, which occurs more than six months after a person first becomes a Limited Partner in any of the Partnerships, and the end of each month thereafter, Limited Partners may exchange their investment among the Partnerships (subject to certain restrictions outlined in the Limited Partnership Agreement) without paying additional charges.

Dissolution of the Partnership - Spectrum Balanced, Spectrum Strategic and Spectrum Technical will terminate on December 31, 2035 and Spectrum Select will terminate on December 31, 2025 regardless of financial condition at such time, or at an earlier date if certain conditions occur as defined in each Partnership's Limited Partnership Agreement.

2.  Related Party Transactions

Each Partnership pays brokerage fees to DWR as described in
Note 1. Each Partnership's cash is on deposit with DWR and Carr in futures interests trading accounts to meet margin requirements as needed. DWR pays interest on these funds as described in Note 1. Each Partnership is authorized to issue and sell Units at Monthly Closings at a price per Unit equal to 100% of the Net Asset Value of a Unit of such Partnership as of the close of business on the date of such monthly closing.

3.  Trading Advisors

Demeter, on behalf of each Partnership, retains certain commodity trading advisors to make all trading decisions for the Partnerships. The trading advisors for each Partnership are as follows:

Dean Witter Spectrum Global Balanced L.P.
  RXR, Inc.

Dean Witter Spectrum Select L.P.
  EMC Capital Management, Inc.
  Rabar Market Research, Inc.
  Sunrise Capital Management, Inc.

Dean Witter Spectrum Strategic L.P.
  Blenheim Investments, Inc.
  Stonebrook Capital Management, Inc.
  Willowbridge Associates Inc.

Dean Witter Spectrum Technical L.P.
  Campbell & Company, Inc.
  Chesapeake Capital Corporation
  John W. Henry & Company, Inc. ("JWH")

Dean Witter Spectrum Series
Notes to Financial Statements
(Continued)




Compensation to the trading advisors by the Partnerships consists of a management fee and an incentive fee as follows:

Management Fee - The management fee is accrued to Spectrum
Balanced at a rate of 5/48 of 1% of the Net Assets on the first day of each month (a 1.25% annual rate).

Management fees are accrued to Spectrum Technical at a rate of 1/3 of 1% per month of the Net Assets allocated to each trading advisor on the first day of each month (a 4% annual rate).

Management fees are accrued to Spectrum Select at a rate of one fourth of 1% per month of the Net Assets allocated to each trading advisor on the first day of each month (a 3% annual rate).

Management fees are accrued to Spectrum Strategic at a rate of 1/12 of 4% of the Net Assets allocated to each of Blenheim and Willowbridge on the first day of each month, and 1/12 of 3% of the Net Assets allocated to Stonebrook on the first day of each month.

Incentive Fee - Spectrum Balanced, Spectrum Strategic and Spectrum Select pay a monthly incentive fee equal to 15% of the "Trading Profits" as defined in their Limited Partnership Agreements, experienced with respect to each trading advisor's allocated Net Assets as of the end of each calendar month.

Spectrum Technical pays a monthly incentive fee equal to 15% of the Trading Profits experienced with respect to the Net Assets allocated to Campbell and JWH as of the end of each calendar month, and 19% of the Trading Profits experienced with respect to the Net Assets allocated to Chesapeake as of the end of each calendar month.


For all Partnerships, if a trading advisor has experienced "Trading Losses" with respect to their allocated Net Assets at the time of a supplemental closing, the trading advisor must earn back such losses plus a pro-rata amount related to the funds allocated to the trading advisor at supplemental closing before the trading advisor is eligible for an incentive fee.